ACM Income Fund, Inc.			Exhibit 77C
811-5207


77C - Matters submitted to a vote of security holders


A Special Meeting of Shareholders of ACM Income Fund, Inc.
(ACM I) was held on March 25, 2004. A description of each proposal and number of shares voted at the meeting are as follows:



Shares Voted For

Authority
Withheld

To elect three Class One Directors of ACM I for a term of three years and until his successor is duly elected and qualifies.

John H. Dobkin

Clifford L. Michel

Donald J. Robinson

To elect one Class Three Director of ACM I for a term of two years and until his successor is duly elected and qualifies.

Marc O. Mayer









206,041,163

206,124,907

206,013,343








206,036,709









3,801,420

3,717,676

3,829,240








3,805,874


















S:\MF_Legal\Gary\NSAR.Exhibit 77C. ACM I.7-04.doc